UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)


                      Silent Witness Enterprises Ltd.
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                            (Name of Issuer)


                               Common Shares
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                     (Title of Class of Securities)

                                 826906307
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
               Fried, Frank, Harris, Shriver & Jacobson LLP
                     350 South Grand Avenue, 32nd Floor
                            Los Angeles, CA 90071
                               (213) 473-2000
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             February 17, 2004
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        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D

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CUSIP No. 903898401
-----------------------------

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1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             HONEYWELL INTERNATIONAL INC.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                            (a) |_|
                                                                     (b) |_|

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3      SEC USE ONLY

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4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC (1)

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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

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                 7     SOLE VOTING POWER
   NUMBER OF
                             7,468,641 (2)
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 -0-

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                 9     SOLE DISPOSITIVE POWER
      EACH
                             7,468,641 (2)
   REPORTING
                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,468,641 (2)

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                 |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100 %

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14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO

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(1)  See Item 3 hereof.
(2)  See Items 4 and 5 hereof.

INTRODUCTION

          This statement amends the Schedule 13D, filed on October 20, 2003, Amendment No. 1 to Schedule 13D, filed on December 5, 2003 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D, filed on December 19, 2003 ("Amendment No. 2") (together, the "Amended Schedule 13D") by Honeywell International Inc., a Delaware corporation ("Honeywell"), with respect to the common shares ("Company Common Shares") of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada (the "Company"). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended
Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously provided in the Amended
Schedule 13D.

1. ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     On February 17, 2004, Offeror completed the acquisition of the remaining Company Common Shares not deposited pursuant to the Offer, through the compulsory acquisition provisions of Section 255 of the British Columbia Company Act (the "Compulsory Acquisition"). In connection with the Compulsory Acquisition, shareholders of the Company who did not deposit their Company Common Shares in the Offer will receive Cdn. $11.27 per Company Common Share, the same price offered by the Offeror in the Offer. The aggregate purchase price for the Company Common Shares acquired pursuant to the Compulsory Acquisition is $5,146,298. The Offeror will finance the purchase of the Company Common Shares in the Compulsory Acquisition through internal funding provided by Honeywell or its affiliates.

2.        ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
FOLLOWING INFORMATION:

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The purpose of the Compulsory Acquisition was for Offeror to acquire the 456,637 Company Common Shares that remained outstanding following the Offer at a price of Cdn. $11.27 per Company Common Share, the same price offered by Offeror in the Offer. The Compulsory Acquisition was initiated pursuant to the compulsory acquisition provisions of Section 255 of the British Columbia Company Act.

     The Compulsory Acquisition was completed on February 17, 2004. As a result, Honeywell acquired an additional 456,637 Company Common Shares, and now owns 100% of the outstanding Company Common Shares. Upon the completion of the Compulsory Acquisition, the Company became a wholly-owned subsidiary of Honeywell and all of the members of the board of directors of the Company became nominees of Honeywell.

     Except as indicated in this Amendment No. 3 and the Amended Schedule 13D, Honeywell currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

3.        ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
FOLLOWING INFORMATION:

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.
          -------------------------------------

     (a)-(c) As a result of acquiring the Company Common Shares pursuant to the Compulsory Acquisition, Honeywell may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to possess the direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, an aggregate of 7,468,641 Company Common Shares, collectively representing 100% of the issued and outstanding Company Common Shares.

          Except as set forth herein and in the Amended Schedule 13D, no transactions involving Company Common Shares have been effected during the past 60 days by Honeywell or any of its respective directors or executive officers.

     (d)  None.

     (e)  Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HONEYWELL INTERNATIONAL INC.



                                          By: /s/ Thomas F. Larkins
                                             --------------------------------
                                             Name:  Thomas F. Larkins
                                             Title: Vice President and
                                                    Corporate Secretary

Dated: February 19, 2004